Exhibit 3.3
CERTIFICATE OF DETERMINATION
OF RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS
OF SERIES A CONVERTIBLE PREFERRED STOCK OF
CYBER MERCHANTS EXCHANGE, INC.

The undersigned, Kevin R. Keating, hereby certifies that:

A. He is the duly elected and acting President and Secretary of Cyber Merchants Exchange, Inc., a California corporation (the “Company”).

B. Pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Company, the Board of Directors adopted the following resolutions creating a series of shares of Preferred Stock designated as Series A Convertible Preferred Stock:

“RESOLVED, that, pursuant to the Amended and Restated Articles of Incorporation (“Articles of Incorporation”), the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Series A Convertible Preferred Stock as follows:

(1).  Designation and Number of Shares. Of the 10,000,000 shares of Preferred Stock authorized pursuant to the Company's Articles of Incorporation, 1,200,000 shares are hereby designated as Series A Convertible Preferred Stock (the "Series A Preferred Stock'').

(2).  Stated Value. Each share of Series A Preferred Stock will have stated value of $0.0001 per share (the “Stated Value”).

(3).  Redemption. The Series A Preferred Stock does not have any redemption rights.

(4).  Liquidation Preference. The Series A Preferred Stock shall have a liquidation preference equal to $0.0001 per share.

(5).  Dividends. The Series A Preferred Stock will not be entitled to dividends unless the Company pays cash dividends or dividends in other property to holders of outstanding shares of Common Stock, in which event, each outstanding share of the Series A Preferred Stock will be entitled to receive dividends of cash or property in an amount or value equal to the Conversion Rate multiplied by the amount paid in respect of one share of Common Stock. Any dividend payable to the Series A Preferred Stock will have the same record and payment date and terms as the dividend is payable on the Common Stock.

(6).  Mandatory Conversion.

(a).  Conversion. At such time as the Company files an amendment to its Articles of Incorporation (“Amendment”) with the Secretary of State of the State of California increasing the authorized number of shares of Common Stock from 40,000,000 to 300,000,000 so that the Company has a sufficient number of authorized and unissued shares of Common Stock so as to permit the conversion of all outstanding shares of the Series A Preferred Stock, then upon the filing and acceptance of the Amendment, whether by amendment or restatement, all the outstanding shares of Series A Preferred Stock will immediately and automatically convert into shares of the Company's Common Stock without any notice or action required on the part of the Company or the holder (“Mandatory Conversion”). On a Mandatory Conversion, the holders of Series A Preferred Stock will be entitled to receive Common Stock at the conversion rate of 116.721360 shares of fully paid and non-assessable Common Stock for one (1) share of Series A Preferred Stock (“Conversion Rate”).

(b).  Obligation. The Company agrees that it shall in good faith, promptly, take any and all such corporate action as may, in the opinion of its counsel, be necessary to effect the increase in the authorized shares of Common Stock and to expeditiously effect the conversion of (i) all outstanding shares of the Series A Preferred Stock to shares of Common Stock, and (ii) permit the exercise of all options, warrants or rights to purchase shares of Series A Preferred Stock pursuant to the terms of their defining instruments, if any, including, without limitation, use its reasonable best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation to achieve the foregoing.

(c).  Conversion Procedure. The Company shall use its reasonable best efforts to issue or cause its transfer agent to issue the Common Stock issuable upon a Mandatory Conversion within five (5) business days after the Mandatory Conversion. The Company shall bear the cost associated with the issuance of the Common Stock issuable upon the Mandatory Conversion. The Common Stock and other securities issuable upon the Mandatory Conversion shall be issued with a restrictive legend indicating that it was issued in a transaction which is exempt from registration under the Securities Act of 1933, as amended (“Securities Act”), and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Company. The Common Stock issuable upon the Mandatory Conversion shall be issued in the same name as the person who is the holder of the Series A Preferred Stock unless, in the opinion of counsel to the Company, a change of name and such transfer can be made in compliance with applicable securities laws. The person in whose name the certificates of Common Stock are so recorded and other securities issuable upon the Mandatory Conversion shall be treated as a common stockholder of the Company at the close of business on the date of the Mandatory Conversion. The certificates representing the Series A Preferred Stock shall be cancelled, on the date of the Mandatory Conversion.

(7).  Adjustments to Conversion Rate and Reorganization. The Conversion Rate for the number of shares of Common Stock into which the Series A Preferred Stock shall be converted on a Mandatory Conversion shall be subject to adjustment from time to time as hereinafter set forth:

(a)  Stock Dividends - Recapitalization, Reclassification, Split-Ups. If, prior to the date of Mandatory Conversion, the number of outstanding shares of Common Stock is increased by a stock dividend on the Common Stock payable in shares of Common Stock or by a split-up, recapitalization or reclassification of shares of Common Stock or other similar event, then, on the effective date thereof, the Conversion Rate will be adjusted so that the number of shares of Common Stock issuable on the Mandatory Conversion of the Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares of Common Stock.

(b)  Aggregation of Shares. If prior to the date of Mandatory Conversion, the number of outstanding shares of Common Stock is decreased by a consolidation, reverse split, combination or reclassification of shares of Common Stock or other similar event, then, upon the effective date thereof, the number of shares of Common Stock issuable on the Mandatory Conversion of the Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

(c)  Change Resulting from Reorganization or Change in Par Value, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock which solely affects the par value of the shares of Common Stock, or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Series A Preferred Stock shall have the right thereafter (until the Mandatory Conversion or its equivalent) to receive upon the conversion of the Series A Preferred Stock the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or other transfer, by a holder of the number of shares of Common Stock into which the Series A Preferred Stock is convertible immediately prior to such event; and if any reclassification also results in a change in shares of Common Stock, then such adjustment also shall be made.

(d)  Successive Changes. The provisions of this Section shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

(8).  Voting Rights. The holders of record of shares of Series A Preferred Stock shall be entitled to the following voting rights:

(a)  Those voting rights required by applicable law and as provided in Section (13) hereof; and

(b)  The right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. Each share of Series A Preferred Stock will carry a number of votes equal to the number of shares of Common Stock issuable in a Mandatory Conversion based on the then applicable Conversion Rate.

(c)  Whenever holders of Series A Preferred Stock are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken and signed by the holders of the outstanding capital stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all such shares entitled to vote thereon were present and voted. Each share of the Series A Preferred Stock shall entitle the holder thereof to one vote on all matters to be voted on by the holders of the Series A Preferred Stock, as set forth in this Section 8(c).

(9).  No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Preferred Stock against impairment.

(10).  Fractional Shares. If any conversion of Series A Preferred Stock hereunder would create a fractional share that is less than one-half of one percent of the total shares of Common Stock that holder is entitled to receive, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon such conversion, in the aggregate, shall be the nearest whole number of shares of Common Stock. If any such conversion would create a fractional share that is greater than one-half of one percent of the total shares of Common Stock that holder is entitled to receive, then the Company shall pay that holder in cash the fair value of the fractional share.

(11).  Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or any other right, the Company shall mail to each holder of Series A Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(12).  Notices. Any notice required by the provisions of this Certificate of Designations to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

(13).  Protective Provisions. So long as any shares of Series A Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a separate class:

(a)  create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges equal or senior to the Series A Preferred Stock , other than the shares of Series B Preferred Stock (such Series B Preferred Stock having been created by a certificate of determination to be filed within five (5) business days after the filing of this Certificate).

(b)  directly or indirectly, alter or change the rights, preferences or privileges of the Series A Preferred Stock.

(c)  amend the Company’s Articles of Incorporation in a manner that materially adversely affects the rights, preferences or privileges of the holders of the Series A Preferred Stock.

(d)  increase or decrease the authorized number of shares of Preferred Stock of the Company;

(e)  liquidate or wind-up the Company; or

(f)  redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal.

(14).  Return of Status as Authorized Shares. Upon a Mandatory Conversion or any other redemption or extinguishment of the Series A Preferred Stock, the shares converted, redeemed or extinguished will be automatically returned to the status of authorized and unissued shares of preferred stock, available for future designation and issuance pursuant to the terms of the Articles of Incorporation.

(15).   Rank. The Series A Preferred Stock shall, with respect to payment of dividends, redemption payments (if any) and rights upon liquidation, dissolution or winding-up of the affairs of the Company, rank junior to the Series B Preferred Stock (such Series B Preferred Stock having been created by a certificate of determination to be filed within five (5) business days after the filing of this Certificate) and any additional series of preferred stock which may in the future be issued by the Company and are designated in the amendment to the Articles of Incorporation or the certificate of determination establishing such additional preferred stock as ranking senior to the Series A Preferred Stock.

“RESOLVED FURTHER, that the Board of Directors has duly adopted the resolutions set forth herein by unanimous consent of all of the directors dated August 14, 2006, and that the adoption of these resolutions by the Board of Directors does not require any action by the shareholders of the Company.

“RESOLVED FURTHER, that the President of the Company be, and he hereby is, authorized and directed to prepare and file a Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock in accordance with the foregoing resolutions and the provisions of California law and to take such actions as he may deem necessary or appropriate to carry out the intent of the foregoing resolution.”

C. That the authorized number of shares of Preferred Stock of the Company is 10,000,000; that the number of shares constituting Series A Convertible Preferred Stock is 1,200,000 (the series created by this Certificate and the resolutions set forth above), of which no shares have been issued.

I further declare under penalty of perjury under the laws of this State of California that the matters set forth in this Certificate are true and correct of my own knowledge.

Date: August 15, 2006	By:	/s/ Kevin R. Keating

Kevin R. Keating, President and Secretary